UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On and effective July 25, 2018, the board of directors (the “Board”) of China Biologic Products Holdings, Inc. (the “Company”) appointed each of Mr. Bing Li and Mr. Qi Ning as an independent director of the Board, and also appointed Mr. Qi Ning to serve on each of the Board’s Audit Committee, Compensation Committee and Governance and Nominating Committee. In addition, Mr. Joseph Chow was appointed as a member of the Governance and Nominating Committee. Mr. Zhijun Tong and Mr. Sean Shao ceased to be members of the Governance and Nominating Committee.

The Board currently consists of two Class I directors, Mr. Joseph Chow and Ms. Yue’e Zhang, three Class II directors, Mr. Sean Shao, Mr. David Hui Li and Mr. Qi Ning, and three Class III directors, Dr. Yungang Lu, Mr. Zhijun Tong and Mr. Bing Li.

The Audit Committee of the Board is currently composed of three independent directors: Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning, with Mr. Shao serving as the chairman of the Audit Committee. The Compensation Committee of the Board is currently composed of three independent directors: Mr. Qi Ning, Mr. Sean Shao and Dr. Yungang Lu, with Mr. Ning serving as the chairman of the Compensation Committee. The Governance and Nominating Committee of the Board is currently composed of three independent directors: Dr. Yungang Lu, Mr. Joseph Chow and Mr. Qi Ning, with Dr. Lu serving as the chairman of the Governance and Nominating Committee.

Set forth below are the biographies of our current Directors:

Mr. David Hui Li. Mr. Li has been a member of our Board since November 4, 2013 and our Chairman since July 2018. Mr. Li is also the founder and chief executive officer of Centurium Capital. Mr. Li was an executive director and a managing director at Warburg Pincus Asia LLC (“Warburg Pincus”) from February 2002 to January 2016. Prior to joining Warburg Pincus, Mr. Li worked in the investment banking division of Goldman Sachs from 2001 to 2002 and Morgan Stanley from 1994 to 2001. Mr. Li received a B.S. in economics from Renmin University of China and an M.B.A. from Yale University School of Management.

Mr. Zhijun Tong. Mr. Tong has been a member of our Board since April 20, 2012, and our acting CEO in the interim from July 2018. He has served on many boards of directors, including as chairman of the board. The companies in which Mr. Tong has held board or senior management positions include Spain Qifa Corporation Ltd., Hong Kong Tong's Group, Sunstone (Qingdao) Plant Oil Co., Ltd., Sunstone (Qingdao) Food Co., Ltd., Shengda (Zhangjiakou) Pharmaceutical Co., Ltd., Shengda (Qianxi) Chinese Medicine Cultivation Co., Ltd. and Spain International Haisitan Group. From 2007 to 2011, he was the chairman of the board of directors and general manager of Sunstone Pharmaceutical Co., Ltd. He also served as the president and a director of BMP Sunstone Corporation, a NASDAQ-listed pharmaceutical corporation.

Mr. Sean Shao. Mr. Shao has been a member of our Board since July 24, 2008. In addition to his roles with us, Mr. Shao currently serves as (i) independent director and chairman of the audit committee of: 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on NASDAQ since August 2015; Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012, and (ii) independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Dr. Yungang Lu. Dr. Lu has been a member of our Board since March 19, 2012. Dr. Lu is a Managing Partner of Fort Hill Capital Limited (“Fort Hill”), an investment partnership focusing on the global equity market. Prior to Fort Hill, Dr. Lu has served as a Managing Director of Seres Asset Management Limited, a Hong Kong-based Asian investment specialist, from August 2009 to October 2016, and a Managing Director of APAC Capital Advisors Limited, an investment manager focusing on Greater China equities, from 2004 to July 2009. Dr. Lu also serves as a director of the following listed companies: China Techfaith Wireless Communication Technology Ltd., a handheld device company in China, and Global Cord Blood Corporation, a provider of cord blood storage services primarily in China. Dr. Lu was a research analyst with Credit Suisse First Boston (Hong Kong), a financial services company, from 1998 to 2004, where his last position was the head of China Research, and was a research analyst with JP Morgan Securities Asia, a financial services company, in Hong Kong from 1997 to 1998. Dr. Lu received a B.S. in Biology from Peking University, an M.S. in Biochemistry from Brigham Young University and a Ph.D. in Finance from the University of California, Los Angeles.

Mr. Joseph Chow. Mr. Chow has been a member of our Board since November 3, 2014. Mr. Chow has over 20 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Mr. Chow is a managing director of Centurium Capital. Mr. Chow was recently a managing director of Moelis and Company and was previously a managing director at Goldman Sachs (Asia) LLP. Prior to that, he served as an independent financial consultant, as chief financial officer of Harbor Networks Limited, and as chief financial officer of China Netcom (Holdings) Company Limited. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as independent non-executive director for China ZhongDi Dairy Holdings Company Limited, Intime Department Store (Group) Co., Ltd. and CAR, Inc., respectively, which are companies listed on the Stock Exchange of Hong Kong. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park.

Ms. Yue’e Zhang. Ms. Yue’e Zhang was appointed as a director on our Board on January 1, 2018, pursuant to the investor rights agreement dated as of January 1, 2018 by and between the Company and PW Medtech Group Limited, a major shareholder of the Company. Ms. Zhang has worked in the medical device industry for over 20 years and has accumulated considerable experience in product design, R&D, and management and investment. She currently serves as the chairman of the board and an executive director of PW Medtech Group Limited, a company listed on the Hong Kong Stock Exchange. She is also a founder and shareholder of Lepu Medical Technology (Beijing) Co., Ltd., a company listed on the Shenzhen Stock Exchange. Ms. Zhang obtained a bachelor’s degree in material science and engineering from Xi’an Jiaotong University, and two master degrees in material science and management from Xi’an University of Technology and Florida International University, respectively.

Mr. Bing Li. Mr. Li has been a member of our Board since July 25, 2018 and previously served on our board from February 2011 to May 2014. Mr. Li served as a managing director of Fosun Group, a Chinese international conglomerate and investment company, from March 2016 to December 2017 and a vice president of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a Chinese pharmaceutical products manufacturer, from May 2014 to February 2016. Prior to that, Mr. Li served as an executive director of Warburg Pincus, an American private equity firm, from June 2010 to May 2014 and as a general manager of GlaxoSmithKline, a British pharmaceutical company, from August 2006 to June 2010. From 1999 to 2006, Mr. Li held multiple roles in Eli Lilly and Company, a global pharmaceutical company, including manager, strategic sourcing consultant, associate consultant and business development associate. Mr. Li received a B.S. in Biophysics from Fudan University, a Ph.D. in Cell and Molecular Biology from University of Rochester, and a MBA and MEM from Northwestern University.

Mr. Qi Ning. Mr. Ning has been a member of our Board since July 25, 2018. Mr. Ning has been an executive director and chief executive officer of Sinnet Cloud Data Co., Ltd., a company specializing in marketing and promoting AWS cloud products and related services in China, since May 2018, a general partner of Tianjin Aman Enterprise Management GP, a consulting and management company, since May 2018 and a managing partner of Intermarket Advisory LLP, a company offering advisory and consulting services to financial institutions in TMT sectors, since January 2018. From August 2012 to December 2017, Mr. Ning held multiple roles in 21Vianet Group, a Chinese carrier neutral cyber infrastructure services provider, including senior advisor, executive vice president, chief operating officer, senior vice president and general manager of Blue Cloud Tech Co., Ltd., a wholly owned subsidiary of 21Vianet Group. Prior to that, Mr. Ning served as an executive director and chief executive officer of China Netcom Broadband Corporation Ltd., a joint venture telecom services provider between China Netcom Group Corporation and PCCW, the dominant carriers from North China and Hong Kong, and a managing director of China Broadband Capital, a TMT-focused private equity fund; from June 2004 to August 2008, as an executive director of China Netcom Broadband Corporation Ltd., a Chinese residential broadband services provider; from 1999 to June 2004 as acting general manager of Zhejiang Provincial Branch of China Netcom Group Corporation, vice president of China Netcom Broadband Corporation Ltd., a subsidiary of China Netcom Holding Corp., Ltd., assistant to COO and general manager of Carrier & International Services BU of China Netcom Holding Corp., Ltd., a Chinese telecommunication services provider. Mr. Ning received a Bachelor degree of Engineering in Nuclear Physics and a Master degree of Engineering in Industrial and Innovation Economics from Tsinghua University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	July 25, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors